Exhibit (a)(3)

November 28, 2018

RE: Liquidation Opportunity for InvenTrust Properties Corp.

Dear Shareholder,

Congratulations! Now you can sell your shares of common stock of InvenTrust Properties Corp. (the “REIT”) for $1.83 per share in cash. Comrit Investments 1, LP (the “Purchaser”) is offering to pay you cash by purchasing up to 37,000,000 shares of the REIT’s common stock. But this offer expires on December 27, 2018, so you must act soon.

Based on the REIT’s public filings, including the statements below, we believe that shareholders’ liquidity is extremely limited and the prospect of receiving any return on your investment is currently unclear. Specifically, the REIT’s filings say:

•                  Since InvenTrust shares are not currently traded on a national stock exchange, there is no established public market for the REIT’s shares and you may not be able to sell your shares.

•                  The REIT has no active general share repurchase program, and has no current plans to implement one.

This offer will:

•                  Allow you to take advantage of this opportunity to receive cash for your investment. The $1.83 per share price is net of any fees or costs.

•                  Eliminate the uncertainty of holding shares that currently have no liquid trading market.

•                  Provide you with more control over your investments and your money today.

The Purchaser is not affiliated with the REIT or its management. The Purchaser and its affiliates currently beneficially own approximately 420,000 shares of the REIT’s common stock, or less than 0.1% of the common stock outstanding.

If you are interested in this opportunity, please carefully review the enclosed Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The full Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

Following the expiration of this offer on December 27, 2018, we intend to mail your check within three business days after we receive confirmation that the shares have been transferred to us.

If you choose to sell your shares to the Purchaser, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,
Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

By:

Ziv Sapir, Chief Executive Officer